                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             CELL THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   150934 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                MARTIN P. SUTTER
                     10001 WOODLOCH FOREST DRIVE, SUITE 175
                           THE WOODLANDS, TEXAS 77380
                                 (281) 364-1555
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                NOVEMBER 15, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 150934 10 7
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Essex Woodlands Health Ventures Fund IV, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

           NUMBER OF                   2,060,558
            SHARES                ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER
           OWNED BY
             EACH                      -0-
           REPORTING              ----------------------------------------------
            PERSON                9    SOLE DISPOSITIVE POWER
             WITH
                                       2,060,558
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,060,558
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.06%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------------------------------------------------------------------------------

CUSIP NO. 150934 10 7
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Essex Woodlands Health Ventures Fund IV, L.L.C.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

           NUMBER OF                   2,060,558
            SHARES                ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER
           OWNED BY
             EACH                      -0-
           REPORTING              ----------------------------------------------
            PERSON                9    SOLE DISPOSITIVE POWER
             WITH
                                       2,060,558
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,060,558
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.06%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   OO
--------------------------------------------------------------------------------

CUSIP NO. 150934 10 7
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James L. Currie
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

           NUMBER OF                   -0-
            SHARES                ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER
           OWNED BY
             EACH                      2,060,558
           REPORTING              ----------------------------------------------
            PERSON                9    SOLE DISPOSITIVE POWER
             WITH
                                       -0-
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       2,060,558
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,060,558
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.06%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------

CUSIP NO. 150934 10 7
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Martin P. Sutter
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

           NUMBER OF                   -0-
            SHARES                ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER
           OWNED BY
             EACH                      2,060,558
           REPORTING              ----------------------------------------------
            PERSON                9    SOLE DISPOSITIVE POWER
             WITH
                                       -0-
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       2,060,558
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,060,558
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.06%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------

CUSIP NO. 150934 10 7
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Immanuel Thangaraj
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

           NUMBER OF                   -0-
            SHARES                ----------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER
           OWNED BY
             EACH                      2,060,558
           REPORTING              ----------------------------------------------
            PERSON                9    SOLE DISPOSITIVE POWER
             WITH
                                       -0-
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       2,060,558
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,060,558
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.06%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------

                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

         This statement on Schedule 13D relates to 2,060,558 shares of common stock, no par value per share (the "Common Stock"), of Cell Therapeutics, Inc. (the "Company") with its principal executive offices at 201 Elliott Avenue West, Seattle, Washington 98119.

Item 2. Identity and Background

         (a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund IV, L.P., a Delaware limited partnership (the "Partnership"), Essex Woodlands Health Ventures Fund IV, L.L.C., a Delaware limited liability company and the general partner of the Partnership (the "General Partner"), James L. Currie, an individual, Martin P. Sutter, an individual, and Immanuel Thangaraj, an individual (collectively, the "Reporting Persons").

         (b) The address of the principal business of each of the Reporting Persons is 10001 Woodloch Forest Drive, Suite 175, The Woodlands, Texas 77380.

         (c) The principal business of the Partnership is venture capital investments. The principal business of the General Partner is to act as the general partner of the Partnership. Messrs. Currie, Sutter and Thangaraj are Managing Directors of the General Partner.

         (d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Currie, Sutter and Thangaraj are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         On November 15, 1999, the Partnership entered into a Securities Purchase Agreement (the "Preferred Stock Purchase Agreement") with the Company and each of the investors delivering a signature page thereto, pursuant to which the Partnership purchased 6,000 shares of Series D Preferred Stock at a purchase price of $1,000 per share and a Warrant (the "Common Stock Warrant") to purchase 914,286 shares of the Company's Common Stock at an exercise price of $2.625 per share.

         On February 15, 2000, the Partnership entered into a Securities Purchase Agreement (the "Common Stock Purchase Agreement") with the Company and each of the investors delivering a signature page thereto, pursuant to which the Partnership purchased 166,667 shares of Common Stock of the Company at a purchase price of $12.00 per share.

         Each share of Series D Preferred Stock purchased under the Preferred Stock Purchase Agreement was convertible into shares of Common Stock as provided in the Articles of Amendment to Restated Articles of Incorporation filed by the Company with the Secretary of State of Washington on November 15, 1999 (the "Articles of Amendment"). In September 2000 the conversion price at which the shares of

Series D Preferred Stock could be converted was 2.16. The Partnership converted Series D Preferred Stock into 2,774,566 shares of Common Stock on March 31, 2000. Holders of the Series D Preferred Stock are entitled to receive cumulative dividends at a rate per share of 5% per annum payable each September 30, which commenced September 30, 2000. The Company is obligated to pay each Series D Preferred Stock investor four annual divided payments notwithstanding any conversion, redemption or sale of the Series D Preferred Stock held by such investor. The Company has the option to pay the dividend in its Common Stock. To date, the Partnership has received aggregate dividend payments of 111,039 shares of Common Stock.

         The Common Stock Warrant was immediately exercisable and would have expired on November 24, 2004, however, the Partnership exercised the Common Stock Warrant and purchased 914,286 shares of the Company's Common Stock on December 8, 2000.

         Pursuant to the terms of the Preferred Stock Purchase Agreement, the Partnership had a right to designate a member of the Company's Board of Directors so long as the Partnership owns or has the right to control 5% of the Company's outstanding securities. The Partnership's designee was Mr. Sutter, who is currently serving as a member of the Board. In the event that a vacancy is created on the Board of Directors at any time by the death, disability, resignation or removal (with or without cause) of any such individual proposed and nominated by the Partnership, the Company will, and will use its best efforts to ensure that the stockholders of the Company, vote all its voting securities to elect the individual proposed by the Partnership to fill such vacancy and serve as a voting director.

         The common stock issuable upon conversion of the Series D Preferred Stock and exercise of the Common Stock Warrant have certain registration rights under a Registration Rights Agreement dated as of November 24, 1999 (the form of which is filed as Exhibit 4.2 to the Company's Form S-3 filed with the Securities and Exchange Commission on December 20, 1999) whereby the Company would effect a Registration Statement on Form S-3 as soon as possible, but in any event prior to 30 days, after the issuance of the Series D Preferred Stock and Common Stock Warrant. The Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission (the "Commission") on December 30, 1999.

         The common stock purchased under the Common Stock Purchase Agreement have certain registration rights under that certain Registration Rights Agreement dated as of February 15, 2000 (the form of which is filed as Exhibit
4.2 to the Company's Form S-3/A as filed with the Securities and Exchange Commission on April 12, 2000) whereby the Company would effect a Registration Statement on Form S-3 as soon as possible, but in any event prior to 30 days, after the issuance of the Common Stock. The Company filed a Registration Statement on Form S-3 with the Commission on April 12, 2000.

         The Partnership obtained funds for the purchase of all the shares under each of the Preferred Stock Purchase Agreement, Common Stock Warrant and Common Stock Purchase Agreement by capital contributions from its limited partners.

Item 4. Purpose of Transaction

         The Reporting Persons acquired the Common Stock of the Company reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions depending on the Company's business, prospects and financial condition, the market for the Common Stock, general economic conditions, money and stock market conditions and other future developments.

         Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

         The information contained in Item 3 of this Schedule 13D is hereby incorporated by reference.

Item 5.  Interest in Securities of the Partnership

         TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of shares of Common Stock outstanding on November 5, 2003 was 34,000,689.

         THE PARTNERSHIP. As of the date of filing this Schedule 13D, the Partnership is the holder of record of 2,060,558 shares of Common Stock of the Company, representing approximately 6.06% of the Common Stock outstanding, and has sole voting and investment power with respect to such securities.

         THE GENERAL PARTNER. The General Partner of the Partnership may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

         MESSRS. CURRIE, SUTTER AND THANGARAJ. Under the operating agreement of the General Partner, Messrs. Currie, Sutter and Thangaraj have the power by unanimous consent (i) to cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Sutter and Thangaraj may also be deemed to have shared dispositive power and shared voting power with respect to the securities held by the Partnership. Messrs. Currie, Sutter and Thangaraj disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

         Since September 21, 2000, the Partnership distributed an aggregate of 1,050,000 shares of Common Stock to its limited partners in a pro rata distribution. No consideration was paid in connection with these distributions. From September 26, 2000 through February 21, 2001, the Partnership sold an aggregate of 856,000 shares of Common Stock in open-market transactions pursuant to Registration Statement (No. 333-93835) on Form S-3 filed by the Company with the Securities and Exchange Commission. The following table sets forth for each such transaction (i) the date of such transaction, (ii) the number of shares of Common Stock sold and (iii) the sale price per share of Common Stock:

                 DATE           SHARES       PRICE
               9/26/2000       750,000      35.815
               1/11/2001         5,000     41.4375
               1/11/2001        15,000     43.6563
               1/12/2001         6,000     44.0625
               1/12/2001         5,000     42.9375
               1/16/2001         5,000     43.3568
               1/17/2001         3,000     42.8542
               1/18/2001         5,000     40.0625
               1/18/2001           500          41
               1/23/2001         5,000     40.5375
               1/23/2001         5,000       40.15

               1/23/2001         1,500          41
               1/23/2001         5,000     41.6875
               1/24/2001         5,000      43.375
               1/25/2001         5,000      40.225
               1/26/2001         5,000      40.225
               1/26/2001           500       41.75
               1/29/2001         9,500     41.5329
               1/29/2001         3,500     42.3393
               1/30/2001         1,500        42.5
               1/30/2001         5,000      42.725
               1/30/2001         5,000     43.0625
                2/1/2001         5,000     40.3925


         None of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         The information contained in Item 3 of this Schedule 13D is hereby incorporated by reference.

Item 7.  Material to be filed as Exhibits

         Exhibit A: Joint Filing Agreement, dated January 26, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2004           ESSEX WOODLANDS HEALTH VENTURES IV, LP

                                     By: Essex Woodlands Health Ventures IV, LLC

                                         /s/ Martin P. Sutter
                                     -------------------------------------------
                                     Name: Martin P. Sutter
                                     Title: Managing Director


                                 ESSEX WOODLANDS HEALTH VENTURES IV, LLC


                                    /s/ Martin P. Sutter
                                 -----------------------------------------------
                                 Name: Martin P. Sutter
                                 Title: Managing Director



                                    /s/ James L. Currie
                                 -----------------------------------------------
                                 Name: James L. Currie


                                    /s/ Martin P. Sutter
                                 -----------------------------------------------
                                 Name: Martin P. Sutter



                                    /s/ Immanuel Thangaraj
                                 -----------------------------------------------
                                 Name: Immanuel Thangaraj

                               INDEX TO EXHIBITS


Exhibit
Number                  Description
------                  -----------

Exhibit A:              Joint Filing Agreement, dated January 26, 2004.